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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

PVF Capital Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
693654 10 5
(CUSIP Number)
Umberto P. Fedeli, The Fedeli Group, 5005 Rockside Road, Suite 500, Independence, OH 44131, (216) 328-8080
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 3, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693654 10 5	Page	2	of	6

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Umberto P. Fedeli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		465,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		465,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

465,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 693654 10 5	Page 3 of 6
Introduction.
This Amendment No. 2 to Schedule 13D (“Amendment No. 1”) is filed by Umberto P. Fedeli relating to shares of common stock, par value $0.01 per share (the “Shares”), of PVF Capital Corp. (the “Company”), which is the holding company for Park View Federal Savings Bank.
Item 4. Purpose of Transaction
Mr. Fedeli has purchased Shares of the Company for investment in the ordinary course of his business. He holds 6.0% of the Company’s outstanding common shares and contemplates purchases of Shares that would result in his ownership exceeding 10% of the outstanding Shares. On March 21, 2007, Mr. Fedeli sent a letter to John R. Male, the Company’s chairman and CEO, requesting that the Company’s board approve his acquisition of additional Shares so that his purchase of more than 10% of the outstanding Shares would not make him an “interested shareholder” under Chapter 1704 of the Ohio Revised Code. Absent board approval, Mr. Fedeli may still acquire more than 10% of the outstanding Shares but may, as an “interested shareholder,” be limited in engaging in certain transactions with the Company. Mr. Fedeli’s letter requesting board approval is attached to this Schedule 13D as Exhibit 7.1.
On April 3, 2007, Mr. Male notified Mr. Fedeli that the Company’s board declined to approve Mr. Fedeli’s acquisition of additional Shares. Mr. Male’s letter to Mr. Fedeli is attached to this Schedule 13D as Exhibit 7.2. Mr. Fedeli regrets the decision of the Company’s board and believes it is not in the best interests of shareholders to in any way limit or restrict the ability of a shareholder who has expressed an interest in the Company to purchase additional Shares. Mr. Fedeli continues to believe that the Company has a loyal customer base, an established branch network, including branches in strategic locations, a dedicated group of employees and, potentially, a tremendous future. However, as disclosed in his prior Schedule 13D filing, Mr. Fedeli has significant concerns about recent negative trends at the Company. In an effort to maximize value for all the Company’s shareholders, Mr. Fedeli has communicated his concerns and concepts to Mr. Male, as well as other members of the board.
In his April 3rd letter, Mr. Male indicated that the board members will no longer engage in discussions with Mr. Fedeli, citing concerns over securities law prohibitions on selective disclosure. Mr. Fedeli believes that an open dialogue between the Company and its shareholders is conducive to maximizing shareholder value and the reference to securities law prohibitions is disingenuous. He further believes the Company’s use of legal technicalitics is simply an attempt to divert attention from the Company’s poor performance. At no time has Mr. Fedeli sought, or been provided, material non-public information about the Company. Actually, Mr. Fedeli has repeatedly stated to members of the board of the Company that he does not want any material non-public information.
By not communicating with Mr. Fedeli, Mr. Male and the board of the Company are clearly expressing their view that open dialogue with shareholders is not in the best interests of the Company or its shareholders. Mr. Male’s letter actually contradicts three prior letters that Mr. Male sent to Mr. Fedeli in 2007 in which he stated that he would provide Mr. Fedeli with a summary of the Company’s business plan, which Mr. Male indicated did include plans for growth and improved efficiency. The summary was never provided to Mr. Fedeli.
The need for a new, updated business strategy becomes ever more apparent with the release on April 18, 2007 of the Company’s third quarter results. The public release reveals that:

CUSIP No. 693654 10 5	Page 4 of 6
•	The Company’s pre-tax earnings from its core loan business have declined by 14% in the third quarter compared to the third quarter last year.

•	In a real estate market that the Company’s press release characterizes as “soft,” the Company actually decreased its loan loss provision, which had the effect of increasing earnings.

•	A significant portion of the remainder of the third quarter earnings appear to be derived from other events that are not sustainable over the long term, including increases resulting from the sale of loans and bank-owned life insurance.
Adding all the items — change in loan loss provision, sale of loans and life insurance — represents a significant portion of the Company’s entire earnings for the quarter. With the weakness in the Company’s core lending business and the dependence on earnings primarily from other non-sustainable items, Mr. Fedeli believes that the Company’s ability to generate earnings will be severely hampered for the foreseeable future.
In Mr. Fedeli’s prior 13D filing, Mr. Fedeli stated that he had encouraged the Company to seek other sources of revenue beyond its traditional mortgage lending base. The Company’s press release confirms the continuing need for a revised business strategy, including new product offerings with the necessary senior management personnel in place to affect the Company’s plans. While the Company is apparently no longer willing to communicate this strategy or the plan for improvement with Mr. Fedeli, he expects and hopes that management will communicate with all the shareholders. With the negative trends noted by Mr. Fedeli now plainly evident in the Company’s financial results, Mr. Fedeli is concerned that management of the Company does not have the business plan as previously represented by Mr. Male. Clearly, the Company needs a plan to grow, add needed senior management personnel, improve efficiencies and profitability and increase shareholder value. Meanwhile, the trends are becoming increasingly negative.
Mr. Fedeli reserves the right to acquire, or dispose of, additional Shares of the Company as he considers advisable. As may be required, Mr. Fedeli will contact the Office of Thrift Supervision to provide notice or seek approval if he takes any actions requiring such notice or approval.
Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Letter to John R. Male from Umberto P. Fedeli dated March 21, 2007

Exhibit 7.2	Letter from Parkview Federal Savings Bank to Umberto P. Fedeli dated April 3, 2007

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 19, 2007

/s/ Umberto P. Fedeli Umberto P. Fedeli

EXHIBIT INDEX

Exhibit Number	Description
7.1	Letter to John R. Male from Umberto P. Fedeli dated March 21, 2007

7.2	Letter from Parkview Federal Savings Bank to Umberto P. Fedeli dated April 3, 2007